==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of March, 2006

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   March 13, 2006                        By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

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[LOGO - PRICEWATERHOUSECOOPERS]

                                                |
                                                |  PRICEWATERHOUSECOOPERS LLP
                                                |  CHARTERED ACCOUNTANTS
                                                |  PricewaterhouseCoopers Place
                                                |  250 Howe Street, Suite 700
                                                |  Vancouver, British Columbia
                                                |  Canada V6C 3S7
                                                |  Telephone +1 604 806 7000
                                                |  Facsimile +1 604 806 7806
                                                |


AUDITORS' REPORT
to the Shareholders of Teck Cominco Limited

We have audited the consolidated balance sheets of Teck Cominco Limited as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for the each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.


(SIGNED) PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
February 2, 2006

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      TECK COMINCO LIMITED


      CONSOLIDATED FINANCIAL STATEMENTS


      FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, 2003





------------------------------------------------------------------------------

TECK COMINCO LIMITED
Consolidated Balance Sheets
As at December 31

==============================================================================================================
($ IN MILLIONS)                                                                       2005               2004
--------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
         Cash and temporary investments (Note 21(a))                               $ 3,084              $ 907
         Accounts and settlements receivable (Note 5)                                  531                371
         Inventories (Note 6)                                                          652                533
         -----------------------------------------------------------------------------------------------------
                                                                                     4,267              1,811

INVESTMENTS (Note 7)                                                                   666                469
PROPERTY, PLANT AND EQUIPMENT (Note 8)                                               3,532              3,488
OTHER ASSETS (Note 9)                                                                  344                291

--------------------------------------------------------------------------------------------------------------
                                                                                   $ 8,809            $ 6,059
==============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
         Accounts payable and accrued liabilities (Note 10)                        $   442            $   375
         Dividends payable                                                              81                  -
         Current portion of long-term debt (Note 11)                                   213                 38
         Current income and resource taxes payable                                     261                 40
         Current portion of future income and resource taxes (Note 19(c))              118                  7
         -----------------------------------------------------------------------------------------------------
                                                                                     1,115                460

LONG-TERM DEBT (Note 11)                                                             1,508                627
OTHER LIABILITIES (Note 12)                                                            648                608
FUTURE INCOME AND RESOURCE TAXES (Note 19(c))                                          907                895
EXCHANGEABLE DEBENTURES (Note 15)                                                      248                248
SHAREHOLDERS' EQUITY (Note 16)                                                       4,383              3,221

--------------------------------------------------------------------------------------------------------------
                                                                                   $ 8,809            $ 6,059
==============================================================================================================

Commitments and contingencies (Note 22)

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS


The accompanying notes are an integral part of these financial statements.

TECK COMINCO LIMITED
Consolidated Statements of Earnings
Years ended December 31

===============================================================================================================
($ IN MILLIONS, EXCEPT SHARE DATA)                                2005                2004                2003
---------------------------------------------------------------------------------------------------------------
REVENUES                                                      $  4,415             $ 3,428            $  2,228
OPERATING EXPENSES                                              (2,135)             (2,029)             (1,735)
DEPRECIATION AND AMORTIZATION                                     (274)               (275)               (223)
---------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                 2,006               1,124                 270

OTHER EXPENSES
      General, administration and marketing                        (89)                (68)                 (55)
      Interest on long-term debt (Note 17)                         (69)                (61)                 (65)
      Exploration                                                  (70)                (42)                 (30)
      Research and development                                     (13)                (14)                 (14)
      Other income (Note 18)                                       155                  24                   1

WRITEDOWN OF INVESTMENT (Note 7)                                     -                 (64)                  -
GAIN ON DISPOSITION OF LOS FILOS PROPERTY (Note 4(f))                -                    -                 58
---------------------------------------------------------------------------------------------------------------
                                                                 1,920                 899                  165

PROVISION FOR INCOME AND RESOURCE TAXES (Note 19)                 (575)               (305)                 (50)
EQUITY EARNINGS (Note 4(e))                                          -                   -                  10
---------------------------------------------------------------------------------------------------------------

NET EARNINGS FROM CONTINUING OPERATIONS                          1,345                 594                 125

NET EARNINGS FROM DISCONTINUED OPERATION (Note 4(c))                 -                  23                   9

---------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                  $  1,345             $   617            $    134
===============================================================================================================

BASIC EARNINGS PER SHARE (Note 16(k))                         $   6.62             $  3.18            $   0.71
BASIC EARNINGS PER SHARE FROM CONTINUING OPERATIONS           $   6.62             $  3.06            $   0.66
DILUTED EARNINGS PER SHARE                                    $   6.22             $  2.99            $   0.68
DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS         $   6.22             $  2.88            $   0.64

WEIGHTED AVERAGE SHARES OUTSTANDING (000'S)                      202.5               193.0               184.8
SHARES OUTSTANDING AT THE END OF THE YEAR (000'S)                203.4               201.4               186.5

TECK COMINCO LIMITED
Consolidated Statements of Cash Flows
Years ended December 31

=====================================================================================================================
($ IN MILLIONS)                                                            2005                2004             2003
---------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
      Net earnings from continuing operations                           $ 1,345             $   594          $   125
      Items not affecting cash:
         Depreciation and amortization                                      274                 275              223
         Future income and resource taxes (Note 19(a))                      128                 199                6
         Writedown of investment                                              -                  64                -
         Gain on sale of investments and assets                             (77)                (16)              (45)
         Other                                                                -                  27                5
      ---------------------------------------------------------------------------------------------------------------
                                                                          1,670               1,143              314
      Net change in non-cash working capital items (Note 21(b))             (23)                (27)              27
      ---------------------------------------------------------------------------------------------------------------
                                                                          1,647               1,116              341

FINANCING ACTIVITIES
      Issuance of long-term debt                                          1,167                   -              250
      Repayment of long-term debt                                           (95)               (124)            (259)
      Issuance of Class B subordinate voting shares                          28                 126               24
      Dividends paid                                                        (81)                (60)             (37)
      Interest on exchangeable debentures (Note 16(c))                       (6)                 (5)              (5)
      Additional contributions to pension plans                             (21)                (34)              (9)
      ---------------------------------------------------------------------------------------------------------------
                                                                            992                 (97)             (36)

INVESTING ACTIVITIES
      Property, plant and equipment                                        (326)               (216)            (158)
      Investments and other assets                                         (220)                (52)             (22)
      Proceeds from sale of investments and assets                          118                  21               24
      Investment in coal partnership and income trust (Note 4(d))             -                   -             (275)
      Acquisition of interest in Highland Valley Copper (Note 4(b))           -                 (80)               -
      Proceeds from disposition of Los Filos (Note 4(f))                      -                   -               49
      Proceeds from sale of Cajamarquilla (Note 4(c))                         -                 156                -
      Deferred payment received from Aur Resources Inc.                       -                   -               48
      Cash recognized upon consolidation of Antamina (Note 4(e))              -                   -               41
      ---------------------------------------------------------------------------------------------------------------
                                                                           (428)               (171)            (293)

Effect of exchange rate changes on cash and temporary investments           (34)                (40)              (6)
---------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND TEMPORARY INVESTMENTS FROM                           2,177                 808                6
     CONTINUING OPERATIONS

Increase (decrease) in cash from discontinued operation (Note 4(c))           -                   3               (1)
---------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND TEMPORARY INVESTMENTS                                2,177                 811                5

CASH AND TEMPORARY INVESTMENTS AT THE BEGINNING OF THE YEAR                 907                  96               91

---------------------------------------------------------------------------------------------------------------------
CASH AND TEMPORARY INVESTMENTS AT THE END OF THE YEAR                   $ 3,084             $   907          $    96
=====================================================================================================================

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
Years ended December 31

=====================================================================================================================
($ IN MILLIONS)                                                            2005                2004             2003
---------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT THE BEGINNING OF THE YEAR                          $ 1,049             $   495             $401

      Net earnings                                                        1,345                 617              134

      Dividends declared                                                   (162)                (60)             (37)

      Interest on exchangeable debentures, net of taxes (Note 16(c))         (4)                 (3)              (3)

----------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT THE END OF THE YEAR                                $ 2,228             $ 1,049             $495
============================================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

1.   NATURE OF OPERATIONS

     Teck Cominco Limited (the company) is engaged in mining and related activities including exploration, development, processing, smelting and refining. The company's major products are zinc, metallurgical coal, copper, precious metals, lead, molybdenum, electrical power, fertilizers and specialty metals. The company also has a partnership interest in an oil sands development project.

2.   SIGNIFICANT ACCOUNTING POLICIES

     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
     The consolidated financial statements of the company are prepared using Generally Accepted Accounting Principles (GAAP) in Canada. Note 24 reconciles the company's consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada to financial statements prepared with accounting principals generally accepted in the United States.

     BASIS OF PRESENTATION
     These consolidated financial statements include the accounts of the company and all of its subsidiaries. The significant subsidiaries include Teck Cominco Metals Ltd. (TCML), Teck Cominco American Inc. (TCAI), Teck Cominco Alaska Inc. (TCAK) and Teck Pogo Inc. (TPI). Many of the company's mining activities are conducted through interests in joint ventures and partnerships where the company shares joint control. These joint ventures and partnerships are accounted for using the proportionate consolidation method.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where management's judgment is applied include asset and investment valuations, ore reserve determinations, finished and in-process inventory quantities, plant and equipment lives, contingent liabilities, tax provisions and future tax balances, asset retirement obligations, pension and other post retirement benefits and other accrued liabilities. Ore reserve determinations involve estimates of future costs and commodity prices. Actual results could differ from these estimates.

     TRANSLATION OF FOREIGN CURRENCIES
     For integrated foreign operations, monetary assets and liabilities are translated at year-end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings.

     The accounts of self-sustaining foreign operations are translated at year-end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

     CASH AND TEMPORARY INVESTMENTS
     Cash and temporary investments include cash on account, demand deposits and temporary investments which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

     INVESTMENTS
     The investment in Fording Canadian Coal Trust (Fording) is recorded at cost plus the company's share of earnings less cash distributions. The investment in Fort Hills Energy Limited Partnership (Fort Hills) is

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     accounted for using the equity basis. Investments other than Fording and Fort Hills are carried at cost less any amounts written off to reflect an impairment in value which is considered to be other than temporary.

     INVENTORIES

     Finished goods, work in process and raw material inventories are valued at the lower of cost and net realizable value. For mining operations, finished goods are valued upon production of concentrates or clean coal. Raw materials include concentrates for use at smelter and refinery operations. In-process inventory includes inventory in the smelting and refining process. Supplies inventory is valued at the lower of average cost and replacement value.

     For work in process and finished goods, cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. For supplies and raw materials, cost includes acquisition, freight and other directly attributable costs.

     The company uses both joint-product and by-product costing for work in process and finished goods inventories. Joint costing is applied to primary products at the Red Dog, Antamina and Pend Oreille mines and the Trail operations, where the profitability of the operation is dependent upon the production of a number of primary products. Joint costing allocates total production costs based on the relative values of the products. Where by-product costing is used, by-products are allocated the incremental costs of processes which are specific to the production of that product.

     PROPERTY, PLANT AND EQUIPMENT

     (a)  Plant and equipment

          Plant and equipment are recorded at cost. The cost of plant and processing equipment at the company's mining operations is amortized on a units of production basis over the lesser of the estimated useful life of the asset or the estimated proven and probable ore reserves. Amortization of plant and equipment at smelter operations is calculated on a straight-line basis over the estimated useful life of the asset. Mobile equipment is depreciated over the estimated equipment operating hours. Buildings are amortized on a straight-line basis over their estimated useful life, not exceeding the estimated life of the mine.

     (b)  Mineral properties and development costs

          Exploration costs and costs of acquiring mineral properties are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves as shown by an economic study are believed to exist, in which case they are deferred.

          When the company incurs debt directly related to the construction of a new operation or major expansion, the interest and financing costs associated with such debt are capitalized during the construction period.

          Upon commencement of commercial production, mineral properties and deferred costs relating to mines are amortized over the estimated life of the proven and probable reserves to which they relate calculated on a units of production basis.

     (c)  Underground development costs

          Underground development costs are amortized using the block amortization method, whereby capital costs associated with each section of the mine are amortized over the reserves of that particular section of the mine.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     (d)  Asset impairment

          The company performs impairment tests on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of assets may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of the future cash flows based on the company's average cost of borrowing.

     (e)  Repairs and maintenance

          Repairs and maintenance, including shutdown maintenance costs, are charged to expense as incurred except when these repairs significantly extend asset life or result in an operating improvement. In these instances the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

     REVENUE RECOGNITION

     Sales are recognized and revenues are recorded when title transfers and the rights and obligations of ownership pass to the customer. The majority of the company's metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale based on forward prices for the expected date of the final settlement. Subsequent variations in the price are recognized in revenue as settlement adjustments each period end and in the period when the price is finalized.

     INCOME AND RESOURCE TAXES

     Current income taxes are recorded based on the estimated income and resource taxes payable on taxable income for the current year. Future income tax assets and liabilities are recognized based on the difference between the tax and accounting value of assets and liabilities and are calculated using the tax rates for the periods in which the differences are expected to reverse. Tax rate changes are recognized in earnings in the period of substantive enactment. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

     The company is subject to assessments by various taxation authorities which may interpret tax legislations differently from the company. The company provides for such differences where known based on management's best estimate of the probable outcome of these matters.

     PENSION AND OTHER EMPLOYEE FUTURE BENEFITS

     (a)  Defined benefit pension plans

          Defined benefit pension plan obligations are based on actuarial determinations. The projected benefit method prorated on services has been used to determine the accrued benefit obligation. Certain actuarial assumptions used in the determination of defined benefit pension plan liabilities and non-pension post-retirement benefits are based upon management's best estimates, including expected plan performance, salary escalation, expected health care costs and retirement dates of employees.

          Past service costs and transitional assets or liabilities are amortized on a straight-line basis over the expected average remaining service period of active employees expected to receive benefits under the plan up to the full eligibility date.

          Differences between the actuarial liabilities and the amounts recorded in the financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions. Cumulative differences which are greater than 10% of the fair value of the plan assets or the accrued benefit obligation are amortized over the average remaining service life of the related employees.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     (b)  Defined contribution pension plans

          The cost of providing benefits through defined contribution plans is charged to earnings as the obligation to contribute is incurred.

     (c)  Non-pension post-retirement plans

          The company provides certain health care benefits for certain employees when they retire. The cost of these benefits is expensed over the period in which the employees render services. These non-pension post-retirement benefits are funded by the company as they become due.

     STOCK-BASED COMPENSATION

     The fair value method of accounting is used for stock-based awards. Under this method, the compensation cost of options and other stock-based compensation arrangements are estimated at fair value at the grant date and charged to earnings over the vesting period.

     Stock-based compensation expense relating to deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Class B subordinated voting shares. The expense and liability is adjusted each reporting period for changes in the underlying share price.

     RESEARCH AND DEVELOPMENT

     Research costs are expensed as incurred. Development costs are only deferred when the product or process is clearly defined, the technical feasibility has been established, the future market for the product or process is clearly defined, and the company is committed to and has the resources to complete the project.

     ASSET RETIREMENT OBLIGATIONS

     Future obligations to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are initially recognized and recorded as a liability at fair value, based on the company's current credit adjusted risk-free discount rate and an estimated inflation factor. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. The amount of the asset retirement liability initially recognized is capitalized as part of the asset's carrying value and amortized over the asset's estimated useful life. Future asset retirement obligations are only recorded when the timing or amount of remediation costs can be reasonably estimated. The cost and timing of asset retirement obligations for the company's mines and legacy sites can be estimated and liabilities are recorded for each of these sites.

     EARNINGS PER SHARE

     Earnings per share is calculated based on the weighted average number of shares outstanding during the year. The company follows the treasury stock method in the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should "in the money" options and warrants be exercised and the proceeds are used to repurchase common shares at the average market price in the period. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

     DERIVATIVES AND HEDGING ACTIVITIES

     The company's risk management policy is to mitigate the impact of market risks to enable the company to plan its business with greater certainty. In particular, the company may use foreign exchange forward contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     foreign exchange, metal prices and interest rates. The company's use of derivatives is based on established practices and parameters which are subject to the oversight of the Board of Directors.

     Certain of the company's commodity and foreign exchange forward contracts are accounted for as cash flow hedges of anticipated commodity sales. Realized gains or losses on these contracts are recognized in revenue.
     The Inco exchangeable debentures are also accounted for as a cash flow hedge. The company's interest rate swaps are accounted for as fair value hedges, with realized gains or losses recognize in interest expense. From time to time, the company also designates a portion of its US dollar debt as a hedge of a portion of its net investment in foreign subsidiaries whose functional currency is the US dollar. Foreign exchange gains and losses on the designated debt are included in the cumulative translation adjustment in shareholders' equity.

     The fair values of the derivative instruments that do not qualify for hedge accounting are recorded on the balance sheet with realized and unrealized gains and losses charged to other income.

3.   ADOPTION OF NEW ACCOUNTING STANDARDS

     (a)  Variable interest entities

          Effective January 1, 2005, the company adopted the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities". The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Adoption of this guideline resulted in insignificant changes in certain balance sheet and income statement accounts and no change to earnings or retained earnings.

     (b)  Asset retirement obligations

          On January 1, 2004, the company adopted CICA Handbook Section 3110 "Asset Retirement Obligations". The retroactive adoption of this standard resulted in a restatement as of January 1, 2004 to increase long-term liabilities by $210 million, increase property, plant and equipment by $113 million, reduce future income tax liabilities by $23 million and decrease opening retained earnings by $74 million.

     (c)  Stock-based compensation

          Effective January 1, 2004, the company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which uses the fair value method of accounting for stock-based awards. The company applied the new provisions with retroactive restatement. As a result, a cumulative decrease of $8 million to retained earnings, an increase of $7 million to contributed surplus and an increase of $1 million to share capital were recorded on January 1, 2004 with respect to stock options granted in 2003 and 2002.

     (d)  Hedging and accounting for derivative financial instruments

          On January 1, 2004, the company adopted Accounting Guideline 13 (AcG-13) "Hedging Relationships" and Emergency Issues Committee
          (EIC)  128  "Accounting  for  Trading,  Speculative  or Non  Trading
          Derivative Financial Instruments". No adjustment was required to opening balances as a result of the adoption of this standard.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

3.   ADOPTION OF NEW ACCOUNTING STANDARDS, CONTINUED

     (e)  Recent Canadian accounting pronouncements

          (i)  Deferred stripping costs

               In October 2005, the Canadian Institute of Chartered Accountants (CICA) issued for comment a draft abstract, EIC D56 "Accounting for Deferred Stripping Costs in the Mining Industry". If adopted, this abstract would require stripping costs to be accounted for as variable production costs to be included in inventory unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. A betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a units of production basis over the proven and probable reserves to which they relate.

               As at December 31, 2005, the company has $52 million in deferred stripping costs. Should EIC D56 be adopted, the company will continue to defer stripping costs of major mine expansions which allow the company to mine reserves not previously included in the reserve base. In 2006, the company would expect to defer approximately $23 million of costs in respect of the mine expansion at Highland Valley Copper.

         (ii)  Financial instruments

               In January 2005, CICA issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The company is currently reviewing the impact of these new standards. These standards are as follows:

               Financial  Instruments - Recognition and  Measurement,  Section
               3855

               This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

               Hedges, Section 3865

               This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG-13 "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

               Comprehensive Income, Section 1530

               A new standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

4.   ACQUISITIONS AND DISPOSITIONS

     (a) Acquisition of interest in Fort Hills Energy Limited Partnership In November 2005, the company completed an agreement to acquire a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, Canada. To earn its 15% interest the company is required to contribute 34% ($850 million) of project expenditures up to $2.5 billion and its 15% share of project expenditures thereafter (Note 22(c)). The interest in Fort Hills is recorded as an investment using the equity method of accounting and had a carrying value of $17 million as at December 31, 2005 (Note 7).

     (b) Acquisition of additional interest in Highland Valley Copper On March 2, 2004, the company completed the acquisition of a further 33.6% share in the Highland Valley Copper mine in British Columbia to increase the company's share to 97.5%. The company purchased the additional interest for a net acquisition cost of $80 million. Values assigned to the net assets acquired were as follows:

          ====================================================================
                                                               ($ IN MILLIONS)
          --------------------------------------------------------------------

          Current assets (excluding cash)                              $   29
          Property, plant and equipment                                   154
          Other assets                                                      9
          Current liabilities                                              (8)
          Long-term liabilities                                           (47)
          Future income tax liability                                     (57)

          --------------------------------------------------------------------
          Net assets acquired                                          $   80
          ====================================================================

     (c)  Sale of Cajamarquilla (Discontinued operation)

          On December 15, 2004 the company completed the sale of its 85% interest in the Cajamarquilla zinc refinery for proceeds of $168 million (US$142 million) after repayment of debt of $56 million (US $47 million). The company recorded an after-tax gain of $12 million on the transaction being total consideration of $224 million less net assets disposed of $186 million less a cumulative foreign exchange loss of $26 million.

          The agreement for sale also provides that, in each of the years from 2005 to 2009 inclusive, additional consideration may be paid to the company of approximately US$365,000 for each US$0.01 that the average annual price of zinc exceeds US$0.454 per pound. The company has recorded an additional gain of US$6 million as result of the price participation in 2005.

          Should the acquirer, Votorantim Metals, proceed with the expansion of the refinery during the first three years following the sale, the company would be entitled to additional consideration of US$13 million in year one, US$9 million in year two and US$4 million in year three. The expansion did not occur in 2005.

          For accounting purposes, Cajamarquilla is considered a discontinued operation and its results for 2004 and prior years are presented as a single line item on the Statements of Earnings and the Statements of Cash Flows.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

4.   ACQUISITIONS AND DISPOSITIONS, CONTINUED

          Earnings and cash flow from Cajamarquilla for 2004 and 2003 were as follows:

          ====================================================================
          ($ IN MILLIONS)                                   2004         2003
          --------------------------------------------------------------------

           EARNINGS FROM DISCONTINUED OPERATION
              Revenues                                    $  196       $  182
              Cost of sales                                 (173)        (164)
              Other expenses                                  (7)          (7)
              Income taxes                                    (5)          (2)
          --------------------------------------------------------------------

              Net earnings                                    11            9
              Gain on sale                                    12            -

          --------------------------------------------------------------------
           Net earnings from discontinued operation       $   23      $     9
          ====================================================================

           CASH FLOW FROM DISCONTINUED OPERATION
              Operating activities                        $   26       $   13
              Financing activities                           (20)          (9)
              Investing activities                            (2)          (4)
              Effect of exchange rate changes on cash         (1)          (1)

          --------------------------------------------------------------------
           Net increase (decrease) in cash                $    3      $    (1)
          ====================================================================

     (d) Investment in Elk Valley Coal Partnership and Fording Canadian Coal Trust On February 28, 2003, the company completed a transaction with Fording Inc., Westshore Terminals Income Fund, Sherritt International Corporation and the Ontario Teachers Pension Plan Board to combine the metallurgical coal assets of Fording Inc., Luscar Energy Partnership and the company. The company contributed its Elkview mine, with a net book value of $167 million, and $125 million in cash for a total acquisition cost of $292 million to obtain an initial 35% interest in the resulting Elk Valley Coal Partnership (Elk Valley Coal). Under the terms of the Partnership Agreement, the company is the manager of Elk Valley Coal. The company also paid $150 million for a 9.1% interest in the Fording Canadian Coal Trust, which was formed by the reorganization of Fording Inc. into an income trust. Fording owns the remainder of Elk Valley Coal and other assets. The company accounts for its direct interest in Elk Valley Coal using the proportionate consolidation method of accounting.

          On formation of Elk Valley Coal the net assets acquired were assigned costs based on their fair values as follows:

          ====================================================================
                                                              ($ IN MILLIONS)
          --------------------------------------------------------------------
          Current assets                                              $   95
          Property, plant and equipment                                  368
          Current liabilities                                            (51)
          Long-term liabilities                                          (43)
          Future income tax liability                                    (77)

          --------------------------------------------------------------------
          Net assets acquired                                          $ 292
          ====================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

4.   ACQUISITIONS AND DISPOSITIONS, CONTINUED

          Under the terms of the Partnership Agreement, the company could increase its interest in Elk Valley Coal by up to 5% if Elk Valley Coal achieved certain specified synergies by March 31, 2007. Following the issue of the opinion of the independent expert engaged to assess the synergies of Elk Valley Coal for the coal year ended March 31, 2004, the company and Fording Inc. reached agreement in July 2004 on the synergies realized and the resulting adjustments to Elk Valley Coal interests. As a result of this agreement, the company's 35% interest was increased by 3% effective April 1, 2004, and by an additional 1% on April 1, 2005 and will be increased by a further 1% on April 1, 2006, bringing the company's total direct interest in Elk Valley Coal to 40% on April 1, 2006.

          The company has treated the additional interest as part of the initial consideration for the assets contributed on the formation of Elk Valley Coal and accordingly no gain has been recorded. The company has adjusted its financial statements to reflect the additional 3% share effective April 1, 2004 and 1% share effective April 1, 2005 of the assets, liabilities, revenues, expenses and cash flow of Elk Valley Coal.

     (e)  Consolidation of Antamina

          The company owns a 22.5% interest in the Antamina mine in Peru. In July 2003 the mine achieved completion and the project debt became non-recourse to the shareholders of the project. This resulted in the removal of certain voting restrictions on the company with respect to the management of the mine, and the company began to proportionately consolidate its investment in Antamina. Prior to July 1, 2003 the company's investment in Antamina was equity-accounted.

          Values were assigned to the net assets of Antamina at the date of commencement of proportionate consolidation as follows:

          ====================================================================
                                                               ($ IN MILLIONS)
          --------------------------------------------------------------------
          Cash                                                        $   41
          Working capital                                                 27
          Property, plant and equipment                                  611
          Senior debt                                                   (360)
          Other liabilities                                              (12)

          --------------------------------------------------------------------
          Net investment                                               $ 307
          ====================================================================

     (f)  Disposition of Los Filos property

          In October 2003, the company sold its 70% interest in the Los Filos gold property in Mexico for cash proceeds of $64 million (US$48 million) before current taxes of $15 million. The company recorded a gain on disposition of $58 million (US$43 million) on the sale.

     (g)  Acquisition of Lennard Shelf zinc mines

          In November 2003, the company acquired the mineral properties, plant, equipment and infrastructure of the Lennard Shelf zinc mines in Western Australia for $26 million. The mines had been shut down and placed on care and maintenance prior to the acquisition. In April 2004, the company entered into an agreement whereby Falconbridge Limited acquired a 50% joint venture interest in these mines by agreeing to fund maintenance and exploration expenditures for an amount equal to the company's initial investment.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

5.   ACCOUNTS AND SETTLEMENTS RECEIVABLE

          Accounts and settlements receivable consist of trade receivables and are recorded at cost net of a provision for doubtful accounts based on expected collectibility. As at December 31, 2005, accounts and settlements receivable are net of an allowance for doubtful accounts of $3 million (2004 - $4 million).

6.   INVENTORIES

          ====================================================================
          ($ IN MILLIONS)                                  2005         2004
          --------------------------------------------------------------------

          Finished product                                $ 266        $ 266
          Work in process                                   166           97
          Raw materials                                      80           47
          Supplies inventory                                140          123

          --------------------------------------------------------------------
                                                          $ 652        $ 533
          ====================================================================

7.   INVESTMENTS

          ====================================================================
          ($ IN MILLIONS)                                  2005         2004
          --------------------------------------------------------------------

          Inco Limited common shares pledged as
             security (Note 15)                           $ 246        $ 246
          Fording Canadian Coal Trust (8.75%
             interest) (Note 4(d))                          153          138
          Fort Hills Energy Limited Partnership
             (Note 4(a))                                     17            -
          Marketable securities                             250           85

          --------------------------------------------------------------------
                                                          $ 666        $ 469
          ====================================================================

          The investment in Fording and the marketable securities had a combined quoted market value of $847 million at December 31, 2005 (2004 - $561 million).

          During 2004, the company fully provided for the $64 million investment in Sons of Gwalia. In 2004, Sons of Gwalia had appointed Voluntary Administrators under the Australia Corporations Act 2001 and its shares were suspended from trading. In 2005, the company sold its investment in Sons of Gwalia for a nominal value.

8.   PROPERTY, PLANT AND EQUIPMENT

          ====================================================================
          ($ IN MILLIONS)                                   2005         2004
          --------------------------------------------------------------------

          Mines and mining facilities                    $ 4,651      $ 4,494
          Accumulated depreciation and amortization       (2,463)      (2,263)
          --------------------------------------------------------------------
                                                           2,188        2,231

          Smelter and refineries                           1,649        1,624
          Accumulated depreciation and amortization         (650)        (622)
          --------------------------------------------------------------------
                                                             999        1,002

          Pogo gold project                                  273          176
          Mineral properties                                  72           79

          --------------------------------------------------------------------
                                                         $ 3,532      $ 3,488
          ====================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

9.   OTHER ASSETS

          ===============================================================================================
          ($ IN MILLIONS)                                                              2005          2004
          -----------------------------------------------------------------------------------------------
          Pension assets (Note 14(a))                                               $   151      $     83
          Future income and resource tax assets (Note 19(c))                            115           137
          Long-term receivables                                                          47            44
          Other                                                                          31            27

          -----------------------------------------------------------------------------------------------
                                                                                    $   344      $    291
          ===============================================================================================

10.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

          ===============================================================================================
          ($ IN MILLIONS)                                                              2005          2004
          -----------------------------------------------------------------------------------------------
          Trade payables                                                            $   228      $    233
          Payroll related liabilities                                                    99            68
          Capital project accruals                                                       39            22
          Current portion of asset retirement obligations (Note 13)                      36            35
          Accrued interest                                                               35            17
          Other                                                                           5             -

          -----------------------------------------------------------------------------------------------
                                                                                    $   442      $    375
          ===============================================================================================

11.  LONG-TERM DEBT

          ===============================================================================================
          ($ IN MILLIONS)                                                              2005         2004
          -----------------------------------------------------------------------------------------------
          6.125% debentures due October 2035 (US$700 million) (a)                   $   806       $    -
          5.375% debentures due October 2015 (US$300 million) (a)                       349            -
          7% debentures due September 2012 (US$200 million)                             231          238
          6.875% debentures due February 2006 (US$150 million)                          175          181
          Antamina senior debt (US$125 million; 2004 - US$204 million) (b)              146          245
          Other                                                                          14            1

          -----------------------------------------------------------------------------------------------

                                                                                      1,721          665
          Less current portion (f)                                                     (213)         (38)

          -----------------------------------------------------------------------------------------------
                                                                                    $ 1,508        $ 627
          ===============================================================================================

     (a) On September 28, 2005, the company issued US$300 million of 5.375% notes due October 1, 2015 and US$700 million of 6.125% notes due October 1, 2035. Net proceeds, after issue costs of $11 million, were $1.16 billion. The issue costs are deferred as part of other assets and amortized over the term of the debentures.

     (b) In 1999, Compania Minera Antamina S.A. (Antamina) completed senior debt financing for the Antamina project. All material assets and agreements of Antamina and the common shares and subordinated debt of Antamina held by the company are pledged as security for the senior debt. The interest rates on the senior debt are based on LIBOR plus a variable spread. At December 31, 2005, the average interest rate on senior debt was 7.97% (2004 - 5.68%). The repayment terms of the

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

11.  LONG-TERM DEBT, CONTINUED

          principal amount of the various senior debt facilities vary from 6.5 to 10.5 years from the first repayment date which was September 2002, with minimum semi-annual repayments of US$16 million. Certain conditions must be met prior to distributions by Antamina to shareholders including the requirement to make prepayments on the senior debt. In addition, Antamina must maintain cash balances for the benefit and interest of the senior lenders which may only be used to make principal payments. The company's share of these balances totalled $26 million at December 31, 2005 (2004 - $28 million).

     (c) Elk Valley Coal has a $150 million revolving credit facility for working capital purposes, of which the company's 39% share is $59 million. At December 31, 2005, Elk Valley Coal had issued outstanding letters of credit and guarantees totalling $81 million.

          Highland Valley Copper has a US$25 million demand revolving facility for working capital purposes. At December 31, 2005, Highland Valley Copper had issued letters of credit for $10 million.

     (d) At December 31, 2005, the company had revolving credit facilities aggregating $1.04 billion which are available until 2010. The company has issued $131 million of letters of credit leaving the unused portion of the credit facility at $912 million as at December 31, 2005.

     (e) The company's bank credit facilities require the maintenance of a defined debt to capitalization ratio and a defined tangible net worth ratio. As at December 31, 2005, the company was in compliance with all debt covenants and default provisions.

     (f)  Scheduled repayments of long-term debt are as follows:

          ===============================================================================================================
                                                                                                     2011
          ($ IN MILLIONS)      2006         2007        2008         2009         2010     and thereafter          Total
          ---------------------------------------------------------------------------------------------------------------
                               $ 213        $ 41        $ 41         $ 40            -            $ 1,386        $ 1,721
          ===============================================================================================================

12.  OTHER LIABILITIES

     =========================================================================
     ($ IN MILLIONS)                                          2005       2004
     -------------------------------------------------------------------------

     Asset retirement obligations (Note 13)                  $ 370      $ 348
     Other post-closure costs                                   37         35
     Accrued benefit liability (Note 14(a))
         Defined benefit pension plans                          42         31
         Non-pension post-retirement benefits                  164        151
     Minority interests                                         18         10
     Provision for worker's compensation benefits                7         24
     Other                                                      10          9

     -------------------------------------------------------------------------
                                                             $ 648      $ 608
     =========================================================================

13.  ASSET RETIREMENT OBLIGATIONS

     The company has recorded an asset retirement obligation for each of its operating mines and closed mine operations. The company's refining and smelting facilities in Trail are considered to be indefinite life operations and neither the amounts that may be required to retire these facilities nor the timing of required expenditures can be estimated at this time. In this case, the recorded liability is limited to secondary sites and components of the facilities where costs and expected dates of existing retirement and remediation requirements can be estimated.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

13.  ASSET RETIREMENT OBLIGATIONS, CONTINUED

     The following table summarizes the movements in the asset retirement obligation for the years ended December 31, 2005 and 2004:

        =================================================================================================================
        ($ IN MILLIONS)                                                                            2005             2004
        -----------------------------------------------------------------------------------------------------------------
        At January 1                                                                              $ 383            $ 373
        Changes in cash flow estimates                                                               22               30
        Expenditures and settlements                                                                (29)             (53)
        Accretion expense                                                                            25               21
        Obligations assumed on acquisitions                                                           1               27
        Obligations incurred in the period                                                            9                -
        Foreign currency translation adjustments                                                     (5)             (15)
        -----------------------------------------------------------------------------------------------------------------
        At December 31                                                                              406              383
        Current portion                                                                             (36)             (35)
        -----------------------------------------------------------------------------------------------------------------
                                                                                                  $ 370            $ 348
        =================================================================================================================

     The asset retirement obligations were initially recorded as a liability at fair value, assuming a credit adjusted risk-free discount rate of 5.75% and an inflation factor of 2.75%. The liability for retirement and remediation on an undiscounted basis before inflation is estimated to be approximately $329 million. In addition, for ongoing treatment and monitoring of the sites, the estimated undiscounted payments in current dollars before inflation adjustment are $1.8 million per annum for 2006-2030 and $7.5 million per annum for 2031-2105. Due to the nature of closure plans, cash expenditures are expected to occur over a significant period of time, being from one year for plans which are already in progress to over 100 years for the longest plan.

     The change in cash flow  estimates  included  $18 million in 2005 (2004 -
     $15  million)   relating  to  asset  retirement   obligations  at  closed
     properties that have been recognized in other expense (Note 18(b)).

14.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS

     Defined Contribution Plans

     The company has defined contribution pension plans for certain groups of employees. The company's share of contributions to these plans is expensed in the year it is earned by the employee.

     Defined Benefit Plans and Non-Pension Post-Retirement Benefits

     The company has various defined benefit pension plans that provide benefits based principally on employees' years of service. These plans are only eligible to certain qualifying employees. The plans are `flat-benefit' or `final-pay' plans which are not indexed. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

     The company has several post-retirement plans, which generally provide post-retirement medical and life insurance benefits to certain qualifying employees.

     All defined benefit pension plans are actuarially evaluated for funding purposes on a three-year cycle. The most significant plan, which accounts for 61% of the accrued benefit obligation at December 31, 2005, was last actuarially evaluated on December 31, 2004. The measurement date used to determine substantially all of the accrued benefit obligation and plan assets for determination of accounting information was December 31, 2005.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

14.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, CONTINUED

     (a)  Actuarial valuation of plans

          ================================================================================================================
          ($ IN MILLIONS)                                                     2005                      2004
          ----------------------------------------------------------------------------------------------------------------
                                                                      Defined    Non-pension      Defined     Non-pension
                                                                      benefit          post-      benefit           post-
                                                                      pension     retirement      pension      retirement
                                                                        plans  benefit plans        plans   benefit plans
          ----------------------------------------------------------------------------------------------------------------
          Accrued benefit obligation
             Balance at beginning of year                             $ 1,036        $   229     $    894        $    203
             Current service cost                                          19              4           18               4
             Benefits paid                                                (65)            (9)         (66)             (8)
             Interest cost                                                 62             14           59              13
             Actuarial revaluation                                        125             37           50              16
             Past service costs arising from plan improvements              21             -           26               -
             Foreign currency exchange rate changes                        (2)            (1)          (6)             (2)
             Transfers from other plans                                     2              -           59               5
             Other                                                          -             (1)           2              (2)

          ----------------------------------------------------------------------------------------------------------------
             Balance at end of year                                     1,198            273        1,036             229

          Plan assets
             Fair value at beginning of year                              975              -          816               -
             Actual return on plan assets                                 129              -           94               -
             Benefits paid                                                (65)            (9)         (66)             (8)
             Foreign currency exchange rate changes                        (2)             -           (4)              -
             Contributions                                                 87              9           78               8
             Transfer from other plans                                      2              -           55               -
             Other                                                          -              -            2               -

          ----------------------------------------------------------------------------------------------------------------
             Fair value at end of year                                  1,126              -          975               -

          ----------------------------------------------------------------------------------------------------------------
          Funding deficit                                                 (72)          (273)         (61)           (229)

          Unamortized actuarial costs                                     137            111           84              78
          Unamortized past service costs                                   44             (2)          29               -

          ----------------------------------------------------------------------------------------------------------------
          Total accrued asset (liability)                             $   109        $  (164)     $    52        $   (151)
          ================================================================================================================

          Represented by
             Pension assets (Note 9)                                  $   151              -      $    83        $      -
             Accrued benefit liability (Note 12)                          (42)          (164)         (31)           (151)

          ----------------------------------------------------------------------------------------------------------------
                                                                      $   109        $  (164)     $    52        $   (151)
          ================================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

14.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, CONTINUED

     (b)  Funding status

          The funding status of the company's defined benefit pension plans is as follows:

          =====================================================================================================================
          ($ IN MILLIONS)                                 2005                                  2004
          ---------------------------------------------------------------------------------------------------------------------
                                           Plans where    Plans where                                 Plans where
                                                assets        benefit                  Plans where        benefit
                                                exceed    obligations                assets exceed    obligations
                                               benefit         exceed                      benefit         exceed
                                           obligations         assets       Total      obligations         assets       Total
          ---------------------------------------------------------------------------------------------------------------------
          Plan assets                          $   720        $   406    $  1,126           $  258        $   717    $    975
          Benefit obligations                     (690)          (508)     (1,198)            (241)          (795)     (1,036)
          ---------------------------------------------------------------------------------------------------------------------
          Excess (deficit) of  plan
          assets over benefit
          obligations                          $    30        $  (102)   $    (72)          $   17        $   (78)   $    (61)
          =====================================================================================================================

          The company expects to contribute $53 million to its defined contribution and defined benefit pension plans in 2006 based on minimum funding requirements and before any voluntary contributions.

          The estimated future benefit payments to pensioners for the next five years and five years thereafter are as follows:

          ===================================================================================================================
          ($ IN MILLIONS)     2006            2007            2008              2009               2010            2011-2015
          -------------------------------------------------------------------------------------------------------------------
                              $ 74            $ 76            $ 77              $ 80               $ 83                $ 454
          ===================================================================================================================

     (c)  Significant assumptions

          The assumptions used to calculate annual expenses are those used to calculate the accrued benefit obligation at the end of the previous year. Weighted average assumptions used to calculate the accrued benefit obligation at the end of each year are as follows:

          ====================================================================================================================
                                                            2005                     2004                    2003
          --------------------------------------------------------------------------------------------------------------------
                                                                Non-pension             Non-pension              Non-pension
                                                      Defined         post-    Defined        post-     Defined        post-
                                                      benefit    retirement    benefit   retirement     benefit   retirement
                                                      pension       benefit    pension      benefit     pension      benefit
                                                        plans         plans      plans        plans       plans        plans
          --------------------------------------------------------------------------------------------------------------------
          Discount rate                                    5%            5%         6%           6%       6.25%         6.25%
          Assumed long-term rate of return on assets       7%             -      7.25%           -         7.5%            -
          Rate of increase in future compensation          4%             4%        4%           4%          4%            4%
          Initial medical trend rate                       -             10%        -           11%          -            12%
          Ultimate medical trend rate                      -              5%        -            5%          -             5%
          Years to reach ultimate medical trend rate       -              6         -            6           -             7
          Dental trend rates                               -              4%        -            4%          -             4%
          ====================================================================================================================

          The expected long-term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation of the pension portfolio. Projected rates of return for fixed income securities and equities are developed using a model which factors in long-term government debt rates, real bond yield trend, inflation, and equity premiums based on a combination of historical experience and future long-term expectations.

          The discount rate used to determine the accrued benefit obligation is determined by reference to the market interest rates at the measurement date of high quality debt instruments.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

14.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, CONTINUED

     (d)  Employee future benefits expense

          ===================================================================================================================
                                                           2005                     2004                    2003
          -------------------------------------------------------------------------------------------------------------------
                                                               Non-pension             Non-pension              Non-pension
                                                     Defined         post-    Defined        post-     Defined        post-
                                                     benefit    retirement    benefit   retirement     benefit   retirement
                                                     pension       benefit    pension      benefit     pension      benefit
                                                       plans         plans      plans        plans       plans        plans
          -------------------------------------------------------------------------------------------------------------------
          Current service cost                          $ 19         $   4      $  18        $   4      $   15       $   2
          Interest cost                                   62            14         59           13          56          11
          Expected gain on assets                        (69)            -        (63)           -         (54)          -
          Actuarial loss recognized                        5             5          7            5          11           2
          Early retirement window                          1             -          3            -           3           -
          Past service cost recognized                     6             -          4            -           1           -
          Other                                            9            (1)         7            -           1           -
          -------------------------------------------------------------------------------------------------------------------
          Expense recognized for the year               $ 33         $  22      $  35        $  22       $ 33        $   15
          ===================================================================================================================

          The defined contribution expense for 2005 is $7 million (2004 - $5 million; 2003 - $6 million). Certain employee future benefit costs incurred in the year and the actual return on plan assets in excess of or short of the actuarially assumed return are not taken into income and are amortized over the expected average remaining service life of employees. Employee future benefit expenses recognized in the year are reconciled to employee future benefit costs incurred as follows:

          ====================================================================================================================
                                                            2005                     2004                    2003
          --------------------------------------------------------------------------------------------------------------------
                                                                Non-pension             Non-pension              Non-pension
                                                      Defined         post-    Defined        post-     Defined        post-
                                                      benefit    retirement    benefit   retirement     benefit   retirement
                                                      pension       benefit    pension      benefit     pension      benefit
                                                        plans         plans      plans        plans       plans        plans
          --------------------------------------------------------------------------------------------------------------------
          Expense recognized                            $  33         $  22      $  35        $  22       $  33        $  15
          Difference between expected and actual
          return on plan assets                           (60)            -        (31)           -         (48)           -
          Difference between actuarial losses (gains)
          amortized and actuarial losses (gains)
          arising                                         120            32         43           11          (9)          26
          Difference between past service costs
          amortized and past service costs arising         15             -         23            -           7            -
          Other                                            (9)            1         (7)           -          (1)           -
          --------------------------------------------------------------------------------------------------------------------
          Costs incurred (recovered)                    $  99         $  55      $  63        $  33       $ (18)       $  41
          ====================================================================================================================

     (e)  Health care sensitivity

          A one percentage change in the initial and ultimate medical trend rates assumptions, as shown in Note 14(c), would have the following effect on post-retirement health care obligations and expense:

           ==================================================================================================================
           ($ IN MILLIONS)                                                                    Increase             Increase
                                                                                            (decrease)
                                                                                        in service and        (decrease) in
                                                                                         interest cost           obligation
           ------------------------------------------------------------------------------------------------------------------
           Impact of 1% increase in medical trend rate                                          $    3              $    39
           Impact of 1% decrease in medical trend rate                                              (2)                 (33)
           ==================================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

14.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, CONTINUED

     (f)  Investment of plan assets

          The company's pension plan investment strategies support the objectives of each defined benefit plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve an annual portfolio return over a four-year period equal to at least the Consumer Price Index plus 4%. To achieve this objective a strategic asset allocation policy has been developed for each defined benefit plan. The asset allocation is monitored quarterly and rebalanced if the funds in an asset class exceed their allowable allocation ranges. Reviews of the investment guidelines for each plan are undertaken at least annually and the portfolio and investment managers' performance is monitored quarterly.

          The assets of the company's defined benefit pension plans are managed by pension fund managers under the oversight of the Teck Cominco Pension Fund Co-ordinating Society.

          The company's pension plan asset composition at December 31 is as follows:

          ============================================================================================
                                                                                   2005          2004
          --------------------------------------------------------------------------------------------
          Equity securities                                                         58%           60%
          Debt securities                                                           37%           37%
          Other                                                                      5%            3%

          --------------------------------------------------------------------------------------------
          Total                                                                    100%          100%
          ============================================================================================

15.  EXCHANGEABLE DEBENTURES

     =================================================================================================
     ($ IN MILLIONS)                                                               2005          2004
     -------------------------------------------------------------------------------------------------
     Exchangeable debentures due 2021 at quoted market value                      $ 260          $ 240
     Deferred gain (loss)                                                           (12)             8

     -------------------------------------------------------------------------------------------------
                                                                                  $ 248          $ 248
     =================================================================================================

     In September 1996, the company issued $248 million of 3% exchangeable debentures due September 30, 2021. Each $1,000 principal amount of the exchangeable debentures is exchangeable at the option of the holder for
     20.7254 common shares of Inco Limited (Inco), subject to adjustment if certain events occur, without payment of accrued interest. The company may satisfy the exchange obligation by a cash payment determined with reference to the market value of the Inco common shares at the time of the exchange.

     The exchangeable debentures are redeemable at the option of the company on or after September 12, 2006. Redemption may be satisfied by delivery of the Inco common shares owned by the company, or payment of a cash amount equal to the market value of the Inco common shares at the time of redemption.

     Inco common shares (note 7) held by the company have been pledged as security for the exchangeable debentures. The Inco exchangeable debentures are accounted for as a cash flow hedge of the anticipated disposition of the Inco common shares held by the company. The deferred gain or loss on the exchangeable debentures will be recognized against the corresponding gain or loss on disposition of the Inco common shares.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

16.  SHAREHOLDERS' EQUITY

     =============================================================================================================
                                                                 2005                            2004
     -------------------------------------------------------------------------------------------------------------
                                                         Shares           Amount         Shares           Amount
                                                      (in 000's)  ($ in millions)     (in 000's)  ($ in millions)
     -------------------------------------------------------------------------------------------------------------
     Capital stock (a)
         Class A common shares                            4,674        $       7          4,674         $      7
         Class B subordinate voting shares (b)          198,752            2,148        196,682            2,117
     -------------------------------------------------------------------------------------------------------------
                                                                           2,155                           2,124

     Retained earnings                                                     2,228                           1,049
     Exchangeable debentures due 2024 (c)                                    107                             107
     Contributed surplus (j)                                                  61                              58
     Cumulative translation adjustment (i)                                  (168)                           (117)

     -------------------------------------------------------------------------------------------------------------
                                                                       $   4,383                        $  3,221
     =============================================================================================================

     (a)  Authorized share capital

          The company's authorized share capital consists of an unlimited number of Class A common shares (Class A shares) without par value, an unlimited number of Class B subordinate voting shares without par value and an unlimited number of preferred shares without par value issuable in series.

          The Class A shares carry the right to 100 votes per share and the Class B subordinate voting shares carry the right to one vote per share. Each Class A share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects the Class A shares and Class B subordinate voting shares rank equally. Subject to certain exceptions, if a take-over bid is made in respect of the Class A shares and is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, each outstanding Class B subordinate voting share will be convertible into a Class A share, if the take-over bid is accepted by holders of a majority of the Class A shares.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

16.  SHAREHOLDERS' EQUITY, CONTINUED

     (b)  Class B subordinate voting shares

          =================================================================================================
                                                                               Shares              Amount
                                                                           (in 000's)     ($ in millions)
          -------------------------------------------------------------------------------------------------
          At December 31, 2002                                                179,855             $ 1,779

          Options exercised                                                     1,943                  25
          Issued to holders of shares of predecessor
             companies merged with the company                                     12                   -
          -------------------------------------------------------------------------------------------------

          At December 31, 2003                                                181,810               1,804

          Options exercised (f)                                                 2,609                  38
          Issued for convertible subordinated debentures (d)                    7,275                 185
          Exercise of warrants (h)                                              4,980                  90
          Conversion of Class A shares to
             Class B subordinate voting shares                                      8                   -
          -------------------------------------------------------------------------------------------------

          At December 31, 2004                                                196,682               2,117

          Options exercised (f)                                                 2,067                  31
          Issued to holders of shares of predecessor
             companies merged with the company                                      3                   -

          -------------------------------------------------------------------------------------------------
          At December 31, 2005                                                198,752             $ 2,148
          =================================================================================================

          At December 31, 2005 there were 375,158 Class B subordinate voting shares (2004 - 378,022 shares) reserved for issuance to the former shareholders of predecessor companies that merged with the company in prior years.

     (c)  Exchangeable debentures due 2024

          In April 1999 the company issued $150 million of 25-year debentures with each $1,000 debenture exchangeable, at a reference price of $23.50 per share, into 42.5532 shares of Cominco Ltd. At the time of the merger with Cominco Ltd. in 2001, holders of these debentures were paid $6 in respect of each underlying Cominco share as a partial repayment. The face value of each $1,000 debenture was reduced to $745 and each debenture became convertible into 76.596 Class B subordinate voting shares for a total, if exchanged, of 11,489,000 Class B subordinate voting shares. Interest is at 2% above the company's dividend yield using a share price of $9.72 to a maximum of 8%. In 2005 and 2004, the effective interest rate so determined was 5.74% and 4.07% respectively.

          The debentures are exchangeable by the holder or redeemable by the company at any time. If redeemed by the company, the company will pay a premium of $19 per $1,000 principal amount up to April 30, 2006 and nil thereafter.

          By virtue of the company's option to deliver a fixed number of Class B subordinate voting shares to satisfy the principal payments, the debentures net of issue costs and taxes are classified as a component of shareholders' equity. The interest, net of taxes, is charged directly to retained earnings.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

16.  SHAREHOLDERS' EQUITY, CONTINUED

     (d)  Redemption of convertible debt

          On October 12, 2004, the company issued 7.3 million Class B subordinate voting shares on conversion of US$156 million stated amount at maturity of its convertible subordinated debentures due 2006, which were called for redemption. Debentures with a stated amount at maturity of US$14 million were redeemed for cash.

     (e)  Preference shares

          In November 2003, the Articles of the company were amended and the company issued 790,000 Series 1 and 550,000 Series 2 preference shares to replace certain preference shares of its wholly-owned subsidiary, TCML (formerly Cominco Ltd.). These shares entitle the holders to receive dividends and redemptions based upon a rate of return index governed by world prices for lead and silver. The rate of return index to date has been insufficient to trigger any dividend or redemption. Based on foreseeable metal prices these shares are expected to expire in March 2006 without any dividends or redemptions. Accordingly, the company has assigned no value to these shares.

     (f)  Share options

          In the year ended December 31, 2005, the company granted 367,200 Class B subordinate voting share options at market price to employees. These share options have an exercise price of $45.28, a vesting period of three years and expire in 2011.

          The company recorded stock-based compensation expense of $6 million (2004 - $4 million; 2003 - $3 million) relating to share options.

          The weighted average fair value of Class B subordinate voting share options was estimated as $18 per share option (2004 - $10; 2003 - $3) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

          Valuation assumptions for share options
          ===============================================================================================================
                                                                               2005              2004               2003
          ---------------------------------------------------------------------------------------------------------------
          Dividend yield                                                      0.88%             0.80%              1.77%
          Risk free interest rate                                             3.75%             3.50%              4.50%
          Expected life                                                   4.7 years         4.5 years          3.5 years
          Expected volatility                                                   36%               36%                25%

          Outstanding share options
          ===============================================================================================================
                                                                   2005                              2004
                                                       -----------------------------     --------------------------------
                                                            Shares         Weighted            Shares           Weighted
                                                                            average                              average
                                                        (in 000's)   exercise price        (in 000's)     exercise price
          ---------------------------------------------------------------------------------------------------------------
          Outstanding at beginning of year                   4,426          $ 15.09             6,228            $ 13.22
          Granted under plan                                   367            45.28               836              25.09
          Exercised                                         (2,067)           13.77        (2,609)                 13.76
          SARs exercised                                         -                -                (6)             13.83
          Expired                                              (14)           25.09               (23)             22.36
          Forfeited                                            (21)           31.39                 -                  -
          ---------------------------------------------------------------------------------------------------------------
          Outstanding at end of year                         2,691          $ 20.04             4,426            $ 15.09
          ---------------------------------------------------------------------------------------------------------------
          Vested and exercisable at end of year              1,803          $ 13.51             3,822            $ 13.51
          ===============================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

16.  SHAREHOLDERS' EQUITY, CONTINUED

          Information relating to share options outstanding at December 31, 2005:

          ========================================================================================================
                                                                                                 Weighted average
             Outstanding            Vested                               Weighted average       remaining life on
           share options     share options                              exercise price on     outstanding options
              (in 000's)        (in 000's)             Price range    outstanding options                (months)
          --------------------------------------------------------------------------------------------------------
                      41                41      $  6.39 - $  9.59                $  7.50                      42
                   1,417             1,417      $  9.60 - $ 14.39                $ 11.90                      40
                     165               165        14.40 - $ 21.60                $ 16.17                      19
                     707               180      $ 21.61 - $ 32.42                $ 25.09                      50
                     361                 -      $ 32.43 - $ 45.28                $ 45.28                      62

          --------------------------------------------------------------------------------------------------------
                   2,691             1,803      $  6.39 - $ 45.28                $ 20.04                      44
          ========================================================================================================

     (g)  Deferred Share Units and Restricted Share Units

          Under the Deferred Share Unit (DSU) or Restricted Share Unit (RSU) plan, directors and employees may receive either DSUs or RSUs, each of which entitle the holder to a cash payment equal to the market value of a Class B subordinate voting share of the company at the time they are redeemed. In the case of directors, these units vest immediately. The units granted to employees vest after three years. Upon normal retirement the units vest immediately and when early retirement occurs, units vest on a pro-rata basis. When employees are terminated without cause, units vest on a pro-rata basis. Should employees be terminated with cause, units would be forfeited. DSUs may only be redeemed at the time a holder ceases to be an employee or director while RSUs must be redeemed at the end of a three-year period measured from the end of the year immediately preceding the grant. Additional share units are issued to reflect dividends paid on Class B subordinate voting shares.

          As at December 31, 2005, the outstanding DSUs and RSUs issued are 222,320 and 122,547 respectively. The company recorded an expense of $12 million in the year (2004 - $3 million), in respect of the current year grants and appreciation of all outstanding units.

     (h)  Warrants

          In May 2004, the company received $90 million on the exercise of the 4,980,000 remaining warrants to purchase Class B subordinate voting shares at a price of $18 per share. The warrants were issued in 1999.

     (i)  Cumulative translation adjustment

          The cumulative translation adjustment represents the net unrealized foreign exchange gains (losses) on translation of the accounts of self-sustaining foreign subsidiaries, net of foreign exchange losses on the portion of US dollar denominated debt designated as hedges against these investments.

          ============================================================================================================
          ($ IN MILLIONS)                                                                2005        2004        2003
          ------------------------------------------------------------------------------------------------------------
          Cumulative translation adjustment - beginning of year                       $  (117)    $   (43)     $  105
          Exchange differences on investments in foreign subsidiaries                     (53)       (134)       (338)
          Exchange differences on debt designated as a hedge of
             self-sustaining foreign subsidiaries                                           -          34         190
          Exchange loss realized on reduction or disposal of
             foreign investment (Note 4(c))                                                 2          26           -
          ------------------------------------------------------------------------------------------------------------
          Cumulative translation adjustment - end of year                             $  (168)     $ (117)       $(43)
          ============================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

16.  SHAREHOLDERS' EQUITY, CONTINUED

     (j)  Contributed surplus

          ===============================================================================================================
          ($ IN MILLIONS)                                                              2005          2004           2003
          ---------------------------------------------------------------------------------------------------------------
          Beginning of year                                                            $ 58          $ 57           $ 55
          Stock-based compensation expense (f)                                            6             4              3
          Transfer to Class B subordinate voting shares
             on exercise of share options                                                (3)           (2)            (1)
          Redemption of convertible debt (d)                                              -            (1)             -
          ---------------------------------------------------------------------------------------------------------------
          End of year                                                                  $ 61          $ 58           $ 57
          ===============================================================================================================

     (k)  Earnings per share

          The following table reconciles the basic and diluted earnings per share of the company:

          ===============================================================================================================
          ($ IN MILLIONS, EXCEPT PER SHARE DATA)                                       2005          2004           2003
          ---------------------------------------------------------------------------------------------------------------
          BASIC EARNINGS
           Earnings from continuing operations                                      $ 1,345         $ 594          $ 125
           Less interest on exchangeable debentures, net of taxes                        (4)           (3)            (3)
          ---------------------------------------------------------------------------------------------------------------
           Earnings from continuing operations, less interest on exchangeable
              debentures, net of taxes                                                1,341           591            122
           Earnings from discontinued operation                                           -            23              9
          ---------------------------------------------------------------------------------------------------------------
          Net earnings available to common shareholders                             $ 1,341         $ 614          $ 131
          ---------------------------------------------------------------------------------------------------------------

          DILUTED EARNINGS
           Earnings from continuing operations                                      $ 1,345         $ 594          $ 125
           Earnings from discontinued operation                                           -            23              9
          ---------------------------------------------------------------------------------------------------------------
          Net diluted earnings available to common shareholders                     $ 1,345         $ 617          $ 134
          ---------------------------------------------------------------------------------------------------------------

          Weighted average shares outstanding (000's)                               202,472       192,993        184,823
          Effect of dilutive securities
           Incremental shares from share options                                      2,121         1,830            468
           Shares issuable on conversion of exchangeable debentures                  11,489        11,489         11,489
          ---------------------------------------------------------------------------------------------------------------
          Weighted average diluted shares outstanding                               216,082       206,312        196,780
          ---------------------------------------------------------------------------------------------------------------

          Basic earnings per share                                                   $ 6.62        $ 3.18         $ 0.71
          Basic earnings per share from continuing operations                        $ 6.62        $ 3.06         $ 0.66
          Diluted earnings per share                                                 $ 6.22        $ 2.99         $ 0.68
          Diluted earnings per share from continuing operations                      $ 6.22        $ 2.88         $ 0.64

          In 2003, convertible debentures and warrants were outstanding and convertible into Class B subordinate voting shares but were not dilutive.

     (l)  Dividends

          On a per share basis, the dividends declared for the year ended December 31, 2005 were $0.80 (2004 - $0.30; 2003 - $0.20).

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

17.  INTEREST ON LONG-TERM DEBT

     The company incurred interest expense on long-term debt as follows:

     =============================================================================================================
     ($ IN MILLIONS)                                                        2005            2004             2003
     -------------------------------------------------------------------------------------------------------------
     Interest expense                                                       $ 69            $ 58             $ 61
     Amortization of debt discount                                             -               3                5
     -------------------------------------------------------------------------------------------------------------
                                                                              69              61               66
     Less amounts capitalized                                                  -               -               (1)

     -------------------------------------------------------------------------------------------------------------
                                                                            $ 69            $ 61             $ 65
     =============================================================================================================

18.  OTHER INCOME (EXPENSE)

     =============================================================================================================
     ($ IN MILLIONS)                                                        2005            2004            2003
     -------------------------------------------------------------------------------------------------------------
     Income from Fording                                                   $  76           $  13            $  10
     Gain on sale of investments and assets                                   58              25               22
     Interest and investment income                                           56              10                5
     Insurance proceeds                                                       21              12               20
     Additional Quebrada Blanca and Cajamarquilla sales proceeds             19               12                -
     Gain on dilution of interest in Elkview mine                             19               -                -
     Non-hedge derivative losses (a)                                         (29)             (4)               -
     Asset retirement expense for closed properties (b)                      (24)            (22)             (24)
     Minority interests                                                      (15)             (9)               -
     Miscellaneous expense                                                   (26)            (13)             (32)

     -------------------------------------------------------------------------------------------------------------
                                                                           $ 155           $  24           $    1
     =============================================================================================================

     (a) Included in non-hedge derivative losses is $26 million (2004 - $8 million) relating to copper forward collars and $3 million (2004 - $(4) million) relating to zinc forward purchase commitments that are not accounted for as hedges.

     (b) Included in asset retirement expense is $18 million (2004 - $15 million) relating to increases in the estimated requirement of asset retirement obligations for closed properties and $6 million (2004 - $7 million) in accretion relating to these properties (Note 13).

19.  INCOME AND RESOURCE TAXES

     (a)  Income and resource tax expense

          ============================================================================================================
          ($ IN MILLIONS)                                                        2005            2004             2003
          ------------------------------------------------------------------------------------------------------------
          Current
              Income tax                                                        $ 331           $  26            $ 21
              Resource tax                                                        116              76              20
              Large corporation tax                                                 -               4               3
          ------------------------------------------------------------------------------------------------------------
                                                                                  447             106              44
          Future
              Income tax                                                          116             205               2
              Resource tax                                                         12              (6)              4
          ------------------------------------------------------------------------------------------------------------
                                                                                  128             199               6
          ------------------------------------------------------------------------------------------------------------
                                                                               $ 575            $ 305            $ 50
          ============================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

19.  INCOME AND RESOURCE TAXES, CONTINUED

     (b) Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision

          ============================================================================================================
          ($ IN MILLIONS)                                                         2005          2004           2003
          ------------------------------------------------------------------------------------------------------------
          Tax expense at the statutory income tax rate of 34.4%
          (2004 - 35.5%; 2003 - 37.6%)                                           $ 661         $ 319          $  62

          Tax effect of
             Resource taxes, net of resource and depletion allowances               48            31             12
             Non-taxable portion of income                                         (35)            -              -
             Benefit of tax losses not previously recognized                       (45)          (31)             -
             Benefit of tax rate reduction                                         (21)            -              -
             Difference in tax rates in foreign jurisdictions                       (9)          (12)           (21)
             Other                                                                 (24)           (2)            (3)
          ------------------------------------------------------------------------------------------------------------
                                                                                 $ 575         $ 305          $  50
          ============================================================================================================

     (c) Temporary differences giving rise to future income and resource tax assets and liabilities

          ============================================================================================================
          ($ IN MILLIONS)                                                                       2005           2004
          ------------------------------------------------------------------------------------------------------------
          Future income and resource tax assets
              Net operating loss carry forwards                                              $   188          $ 227
              Property, plant and equipment                                                     (124)           (88)
              Research and development tax credits                                                 1             38
              Asset retirement obligations                                                        37             36
              Other                                                                               21             33
              Valuation allowance                                                                  -            (94)
          ------------------------------------------------------------------------------------------------------------
                                                                                                 123            152
          Less current portion                                                                    (8)           (15)
          ------------------------------------------------------------------------------------------------------------
                                                                                             $   115          $ 137
          ------------------------------------------------------------------------------------------------------------
          Future income and resource tax liabilities
              Property, plant and equipment                                                  $   739          $ 721
              Net operating loss carry forwards                                                    -             (6)
              Asset retirement obligations                                                       (92)           (91)
              Amounts relating to partnership year ends                                          348            191
              Other                                                                               30             87
          ------------------------------------------------------------------------------------------------------------
                                                                                               1,025            902
          Less current portion                                                                  (118)            (7)
          ------------------------------------------------------------------------------------------------------------
                                                                                             $   907          $ 895
          ============================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

19.  INCOME AND RESOURCE TAXES, CONTINUED

     (d)  Earnings and taxes by jurisdiction

          (i) Earnings before income and resource taxes from continuing operations are earned in the following tax jurisdictions:

                ========================================================================================================
                ($ IN MILLIONS)                                              2005              2004               2003
                --------------------------------------------------------------------------------------------------------
                Canada                                                     $ 1,215            $ 534             $   79
                Foreign                                                        705              365                 86
                --------------------------------------------------------------------------------------------------------
                                                                           $ 1,920            $ 899              $ 165
                ========================================================================================================

          (ii) Income and resource tax expense from continuing operations by jurisdiction is as follows:

                --------------------------------------------------------------------------------------------------------
                ($ IN MILLIONS)                                              2005              2004               2003
                --------------------------------------------------------------------------------------------------------
                Current income and resource taxes
                   Canada                                                    $ 339            $ 101               $ 29
                   Foreign                                                     108                5                 15
                --------------------------------------------------------------------------------------------------------
                                                                               447              106                 44

                Future income and resource taxes
                   Canada                                                      115              151                 11
                   Foreign                                                      13               48                 (5)
                --------------------------------------------------------------------------------------------------------
                                                                               128              199                  6
                --------------------------------------------------------------------------------------------------------
                                                                             $ 575            $ 305               $ 50
                ========================================================================================================

     (e) The company has non-resident subsidiaries that have undistributed earnings. Provisions have not been recorded for taxes that may arise on repatriation of these earnings as these undistributed earnings are not expected to be repatriated in the foreseeable future. It is not practical to determine the future taxes that may be payable upon the repatriation of such earnings.

     (f)  Loss carry forwards

          (i)   Canada and provincial tax jurisdictions

                At December 31, 2005, the company had no remaining Canadian and provincial net operating loss carry forwards (2004 - $15 million).

          (ii)  United States federal and state tax jurisdictions

                At December 31, 2005, the company had United States federal and state net operating loss carry forwards of $477 million (2004 - $560 million). These loss carry forwards expire at various dates between 2007 and 2024.

     (g)  Valuation allowance

          The company has fully recognized the benefit of regular income loss carry forwards. In 2004, the company had a valuation allowance relating to US operations of $94 million.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

19.  INCOME AND RESOURCE TAXES, CONTINUED

     (h)  Other disclosure

          In the normal course of business, the company is subject to audit by taxation authorities. For major entities, audits by the Canadian taxation authorities on years after 2000 are not yet completed. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

20.  PARTNERSHIPS AND JOINT VENTURES

     The principal operations of the company which are accounted for using the proportionate consolidation method of accounting are Elk Valley Coal and the Antamina, Pogo and Hemlo mines. Prior to the acquisition of a further 33.6% interest in the first quarter of 2004, Highland Valley Copper was also accounted for as a joint venture. Antamina has been accounted for as a joint venture beginning July 1, 2003. The company's share of the assets and liabilities, revenues and expenses and cash flows of these operations is as follows:

     =================================================================================================================
     ($ IN MILLIONS)                                                           2005              2004           2003
     -----------------------------------------------------------------------------------------------------------------
     Assets
        Cash                                                               $    166         $    143        $      79
        Other current assets                                                    320              204              201
        Mineral properties, plant and equipment                               1,258            1,128            1,306

     -----------------------------------------------------------------------------------------------------------------
                                                                            $ 1,744          $ 1,475          $ 1,586
     =================================================================================================================

     Liabilities and Equity
        Current liabilities                                                $    223         $    150        $      84
        Long-term liabilities                                                   381              447              557
        Equity                                                                1,140              878              945
     -----------------------------------------------------------------------------------------------------------------
                                                                            $ 1,744          $ 1,475          $ 1,586
     =================================================================================================================

     Earnings
        Revenues                                                            $ 1,847          $ 1,223          $ 1,019
        Expenses                                                              1,033              920              834
     -----------------------------------------------------------------------------------------------------------------
     Net earnings                                                          $    814         $    303         $    185
     =================================================================================================================

     Cash flow
        Operating activities                                               $    843         $    496         $    325
        Financing activities                                                    (83)             (61)             (30)
        Investing activities                                                   (203)            (144)             (58)
        Distributions                                                          (526)            (203)            (195)
        Cash recognized on consolidation of Antamina                              -                -               41
        Effect of exchange rates on cash                                         (8)              (6)              (2)
     -----------------------------------------------------------------------------------------------------------------
     Increase in cash                                                      $     23         $     82         $     81
     =================================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

21.  SUPPLEMENTARY CASH FLOW INFORMATION

     =================================================================================================================
     ($ IN MILLIONS)                                                            2005             2004            2003
     -----------------------------------------------------------------------------------------------------------------
     (a)  Components of cash and temporary investments
               Cash                                                          $   132          $   115          $   65
               Money market investments with maturities from
                   the date of acquisition of
                   Less than 3 months                                          1,966              760              31
                   3-6 months                                                    911               32               -
                   6-12 months                                                    75               -                -
     -----------------------------------------------------------------------------------------------------------------
                                                                             $ 3,084          $   907          $   96
     =================================================================================================================

     (b)  Changes to non-cash working capital items
               Accounts and settlements receivable                           $  (164)         $   (58)         $  (76)
               Inventories                                                      (122)             (24)            102
               Accounts payable and accrued liabilities                           34                6              (1)
               Current income and resource taxes payable                         229               49               2
     -----------------------------------------------------------------------------------------------------------------
                                                                                  $ (23)      $   (27)         $   27
     =================================================================================================================

     (c)  Interest and taxes paid
               Interest paid                                                 $    49          $    50          $   57
               Income and resource taxes paid                                $   177          $    79          $   14

     (d)  Non-cash financing transaction Value ascribed to shares issued on conversion
               of debt (Note 16(d))                                          $    -           $   185          $   -

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

22.  COMMITMENTS AND CONTINGENCIES

     (a)  Derivatives and financial instruments

          The company's derivative positions at December 31, 2005 are as follows:

          ===============================================================================================================
                                                                                                              Unrealized
                                                         2006       2007      2008       2009      Total     gain (loss)
          ---------------------------------------------------------------------------------------------------------------
                                                                                                         (CDN$ MILLIONS)
          GOLD (thousands of ozs)
              Fixed forward sales contracts                 -         44        44         43        131
              Average price (US$/oz)                        -        350       350        350        350         $  (30)

              Fixed forward sales contracts                34          8         -          -         42
              Average price (C$/oz)                       520        520         -          -        520             (4)

          US DOLLARS (millions) (i)
              Fixed forward sales contracts               159          -         -          -        159
              Average exchange rate                      1.44          -         -          -       1.44             45

          ZINC (millions of lbs) (ii)
                Fixed forward purchase commitments          7          -         -          -          7
              Average price (US(cent)/lb)                  61          -         -          -         61              2

          LEAD (millions of lbs) (ii)
                Fixed forward purchase commitments          2          -         -          -          2
              Average price (US(cent)/lb)                  40          -         -          -         40              -

          ===============================================================================================================
          INTEREST RATE SWAP
              Principal amount     Rate swapped       Rate obtained             Maturity date           Unrealized gain
          ---------------------------------------------------------------------------------------------------------------
              US$100 million       7.00%              LIBOR plus 2.14%          September 2012                        -
          ===============================================================================================================

          (i) Included in the U.S. dollar forward sales contracts of US$159 million is the company's share of forward sales contracts at Elk Valley Coal of US$37 million.

          (ii) From time to time, certain customers purchase refined zinc and lead at fixed forward prices from the company's smelter and refinery operations. The forward purchase commitments for zinc and lead are matched to these fixed price sales commitments to customers. As the fixed price sales commitments to customers contain a fixed premium component, the relationships are not considered to be sufficiently effective under hedge standards. Accordingly, the company is unable to apply hedge accounting to zinc and lead forward purchase commitments and has recognized mark-to-market and realized losses in other income and expense.

     (b)  Legal proceedings and contingencies

          The company considers provisions for all its outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2005, or with respect to future claims, cannot be predicted with certainty.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

22.  COMMITMENTS AND CONTINGENCIES, CONTINUED Lake Roosevelt

          On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal and the District Court entered a stay of proceedings pending the appeal. The Government of Canada, the Mining Association of Canada and the Canadian Chamber of Commerce, the US Chamber of Commerce and the US National Mining Association have filed amicus briefs in support of TCML's position. Oral argument of the appeal was heard on December 5, 2005 in Seattle, Washington and the Court reserved judgment.

          In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an
          additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the US Resource Conservation and Recovery Act ("RCRA") seeking injunctive relief and costs.

          The original citizen's suit was brought pursuant to Section 310(a)(i) of the US Superfund Statute (CERCLA) to enforce a unilateral administrative order issued by the US Environmental
          Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply US law in Canada.

          The Government of Canada and the Government of the US are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

          There can be no assurance the amount offered to fund the studies will be sufficient or any offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

          Competition Investigation

          TCML, as the marketing agent for HVC, responded to an Order issued in May 2003 pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The order was part of an industry-wide investigation involving major copper concentrate producers commenced in Canada, the US and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The United States Department of Justice and the European Commission decided not to proceed with their investigations and have closed their files on the case. The company is co-operating in the continuing investigation in Canada. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or that the company or HVC will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also not predict the course of the ongoing investigation in Canada or when the investigation will be completed.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

22.  COMMITMENTS AND CONTINGENCIES, CONTINUED Tax Recovery

          The company has appealed the reassessment of Ontario mining taxes by the Minister of Finance (Ontario) on its gold hedging gains. In a similar case, the Ontario Court of Appeal ruled that gold hedging gains were exempt from Ontario mining taxes. The Minister of Finance (Ontario) appealed this ruling to the Supreme Court of Canada and is currently awaiting a decision. The company has assessed the effect of these court cases and has not recorded any recovery of the disputed amounts pending the outcome of the appeal. The amount of mining taxes and interest which may be recovered is approximately $16 million.

     (c)  Commitments and guarantees

          Red Dog Commitments

          Pursuant to a royalty agreement with NANA Regional  Corporation Inc.
          (NANA), TCAK pays NANA an annual advance royalty equal to the greater of 4.5% of Red Dog mine's net smelter return or US$1 million. After the company recovers certain capital expenditures including an interest factor, TCAK will pay to NANA 25% of net proceeds of production from the Red Dog mine, increasing in 5% increments every fifth year to a maximum of 50%. Advance royalties previously paid will be recoverable against the 25% royalty on net proceeds of production. As at December 31, 2005, the amount of unrecovered capital expenditures including interest was US$621 million (2004 - US$837 million), and the cumulative amount of advance royalties paid was US$114 million (2004 - US$97 million). The date on which the 25% net proceeds of production royalty will become payable to NANA will depend on a number of factors, including future zinc and lead prices, capital expenditures and the cumulative amount of advance royalty payments.

          TCAK leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships all concentrate produced at the Red Dog mine. The lease requires TCAK to pay a minimum annual user fee of US$18 million, with fee escalation provisions based on zinc price and annual tonnage.

          TCAK has also entered into agreements for the transportation and handling of concentrates from the millsite. These agreements have varying terms expiring at various dates through 2010 and include provisions for extensions. There are minimum tonnage requirements and the minimum annual fees amount to approximately US$9 million, with adjustment provisions based on variable cost factors.

          Antamina Royalty

          On the acquisition of the company's interest in the Antamina mine, the company granted the vendor a net profits royalty equivalent to 7.4% of the company's share of the project's free cash flow after recovery of capital costs and an interest factor on approximately 60% of project costs. As at December 31, 2005 the company's share of unrecovered project costs including interest was US$44 million (2004
          - US$185 million).

          Fort Hills

          Under the Fort Hills agreement the company has committed to contribute 34% of the first $2.5 billion of partnership expenditures on the Fort Hills project. In the event that the project is abandoned, all limited partners are required to make additional contributions such that the aggregate contributions of all partners equal $2.5 billion. Any unspent amounts will be distributed by the partnership, with the company receiving its 15% limited partner's share.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

22.  COMMITMENTS AND CONTINGENCIES, CONTINUED Elk Valley Coal Partnership

          Guarantee

          Elk Valley Coal has provided an unsecured guarantee, limited in recourse against the company to the assets of Elk Valley Coal and the interest of the company therein, with respect to up to $400 million of borrowings by Fording incurred principally in connection with the financing of the transaction pursuant to which the company acquired its interest in Elk Valley Coal.

          Operating Leases

          Amounts payable under operating leases are $97 million, with annual payments of $22 million in 2006, $14 million in 2007, $10 million in 2008, $8 million in 2009, $7 million in 2010, and $36 million thereafter. The leases are primarily for office premises, mobile equipment and rail cars.

          Forward Purchase Commitments

          The company has a number of forward purchase commitments for the purchase of concentrates and power, and for shipping and distribution of its products which are incurred in the normal course of business. The majority of these contracts are subject to force majeure provisions.

          Environmental Protection

          The company's operations are affected by federal, provincial, state and local laws and regulations concerning environmental protection. The company's provisions for future reclamation and site restoration are based on known requirements. It is not possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.


23.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and temporary investments, accounts and settlements receivable, long-term receivables and deposits, other investments, accounts payable, accrued liabilities, long-term debt and other liabilities represent their fair value unless otherwise disclosed. The carrying amounts and the quoted market values of the company's investments are disclosed in Note 7, and the debentures exchangeable for Inco common shares are disclosed in Note 15. The market values for derivative and financial instruments are disclosed in Note 22(a).

     The carrying amounts and estimated fair values of the company's debt instruments at December 31 are summarized as follows:

     =================================================================================================================
                                                                        2005                          2004
                                                              --------------------------------------------------------
                                                                 Carrying    Estimated          Carrying    Estimated
     ($ IN MILLIONS)                                               amount   fair value            amount   fair value
     -----------------------------------------------------------------------------------------------------------------
     6.125% debentures due October 2035                             $ 806        $ 810            $    -      $    -
     5.375% debentures due October 2015                               349          347                 -           -
     7% debentures due September 2012                                 231          254               238         265
     6.875% debentures due February 2006                              175          175               181         186
     Antamina senior debt                                             146          146               245         245
     =================================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

24.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

     The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on the company's net earnings is summarized as follows:

     ===============================================================================================================
     ($ IN MILLIONS, EXCEPT PER SHARE DATA)                                            2005         2004       2003
     ---------------------------------------------------------------------------------------------------------------
     Net earnings under Canadian GAAP                                               $ 1,345       $  617     $  134
     Add (deduct)
        Inventory valuation (a)                                                           -            -         17
        Exchangeable debentures due 2024 and convertible debentures (b)                  (6)          (6)        (3)
        Unrealized holding gains (losses) on investments (c)                             33          (51)        94
        Share of earnings (losses) in Antamina and Fording (d)                           (1)          (3)        12
        Deferred start-up costs (e)                                                       3           (4)         3
        Derivative instruments (g)
         Embedded derivative                                                            (25)          46       (131)
         Fair value hedges                                                              (62)          31        177
        Asset retirement obligations (h)                                                 (3)          (4)        (4)
        Capitalized interest (k)                                                          8            2          -
        Tax effect of adjustments                                                        23          (16)       (75)
     ---------------------------------------------------------------------------------------------------------------
     Net earnings before changes in accounting principles                             1,315          612        224

     Add (deduct)
        Asset retirement obligation - cumulative adjustment (h)                           -            -        (58)
        Underground development amortization (j)                                          -           (7)         -
        Tax effect of adjustments                                                         -            3         21
     ---------------------------------------------------------------------------------------------------------------
     Net earnings under US GAAP before comprehensive income
     adjustments
        adjustments                                                                   1,315          608        187

     Add (deduct)
        Unrealized holding gains (losses) on investments (c)                             51           (4)        36
        Cumulative translation adjustment (f)                                           (51)         (79)      (148)
        Derivative instruments - cash flow hedges (g)                                   (30)         (33)        31
        Additional minimum pension liability (i)                                        (22)          52         47
        Tax effect of adjustments                                                        11           (1)       (22)
     ---------------------------------------------------------------------------------------------------------------
     Comprehensive income                                                           $ 1,274       $  543     $  131
     ===============================================================================================================

     Earnings per share under US GAAP,
        before changes in accounting principles
         Basic                                                                      $  6.49       $ 3.17     $ 1.19
         Diluted                                                                    $  6.09       $ 2.96     $ 1.12

     Earnings per share under US GAAP,
        before comprehensive income adjustments
         Basic                                                                      $  6.49       $ 3.15     $ 0.99
         Diluted                                                                    $  6.09       $ 2.95     $ 0.93

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

24.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES,
     CONTINUED

     Balance Sheets under Canadian GAAP and US GAAP

     =================================================================================================================
     ($ IN MILLIONS)                                                           2005                     2004
     -----------------------------------------------------------------------------------------------------------------
                                                                         Canadian          US     Canadian         US
                                                                             GAAP        GAAP         GAAP       GAAP
     -----------------------------------------------------------------------------------------------------------------
     ASSETS
     Current assets
        Cash and temporary investments                                    $ 3,084     $ 3,084     $    907     $  907
        Accounts and settlements receivable                                   531         531          371        371
        Inventories                                                           652         652          533        533
        Derivative instruments (g)                                              -          45            -         77
     -----------------------------------------------------------------------------------------------------------------
                                                                            4,267       4,312        1,811      1,888

     Investments (c,d)                                                        666         760          469        460
     Property, plant and equipment (e,h,j,k)                                3,532       3,469        3,488      3,427
     Other assets (g,i)                                                       344         382          291        417
     -----------------------------------------------------------------------------------------------------------------
                                                                          $ 8,809     $ 8,923      $ 6,059    $ 6,192
     -----------------------------------------------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current liabilities
        Accounts payable and accrued liabilities (g)                        $ 442     $   445        $ 375      $ 395
        Dividends payable                                                      81          81            -          -
        Current portion of long-term debt                                     213         213           38         38
        Current income and resource taxes payable                             261         261           40         40
        Current portion of future taxes                                       118         118            7          7
     -----------------------------------------------------------------------------------------------------------------
                                                                            1,115       1,118          460        480

     Long-term debt (b)                                                     1,508       1,615          627        734
     Other liabilities (g,h)                                                  648         615          608        552
     Future income and resource taxes                                         907         938          895        935
     Exchangeable debentures                                                  248         248          248        248
     Shareholders' equity                                                   4,383       4,389        3,221      3,243
     -----------------------------------------------------------------------------------------------------------------
                                                                          $ 8,809     $ 8,923      $ 6,059    $ 6,192
     =================================================================================================================

24.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES,
     CONTINUED

     Shareholders' Equity under Canadian GAAP and US GAAP
     ===================================================================================================================
     ($ IN MILLIONS)                                                              2005                       2004
     -------------------------------------------------------------------------------------------------------------------
                                                                          Canadian           US    Canadian         US
                                                                              GAAP         GAAP        GAAP       GAAP
     -------------------------------------------------------------------------------------------------------------------
     Capital stock                                                         $ 2,155      $ 2,155     $ 2,124    $ 2,124
     Retained earnings                                                       2,228        2,330       1,049      1,177
     Exchangeable debentures due 2024 (b)                                      107            -         107          -
     Contributed surplus                                                        61           61          58         58
     Cumulative translation adjustment (f)                                    (168)           -       (117)          -
     Accumulated other comprehensive income (f)                                  -         (157)          -      (116)
     -------------------------------------------------------------------------------------------------------------------
                                                                            $ 4,383     $ 4,389      $ 3,221    $ 3,243
     ===================================================================================================================

     (a)  Coal inventory valuation at Bullmoose mine

          Production inventory at the Bullmoose mine was previously recorded at net realizable value. US GAAP requires such inventory to be valued at the lower of cost and market. The Bullmoose mine was closed during 2003.

     (b)  Exchangeable debentures due 2024 and convertible debentures

          Under Canadian GAAP a portion of the convertible debentures, which were settled in full during 2004, was classified as equity. The difference between the carrying amount of the debentures and the contractual liability was amortized to earnings over the term of the debentures. The exchangeable debentures due 2024 have been classified as equity with related interest being charged directly to retained earnings. Under US GAAP both debentures would be classified as liabilities and interest would be charged against current period earnings.

     (c)  Unrealized holding gains (losses) on investments

          For US GAAP purposes, certain of the company's marketable securities are considered to be either available-for-sale securities or trading securities. Available-for-sale securities are carried at market value with unrealized gains or losses included in other comprehensive income until realized or until an other-than-temporary decline occurs. The company's trading securities are carried at market value with unrealized gains or losses included in net earnings.

     (d)  Share of earnings  (losses) in Antamina  and Fording  Canadian  Coal
          Trust

          Adjustments in respect of the company's share of earnings in Antamina and Fording arise due to various differences between US and Canadian GAAP. Prior to July 1, 2003, the company equity-accounted its interest in Antamina. The company began to proportionately consolidate its investment in Antamina on July 1, 2003. As a result, the company's share of US GAAP reconciling items for Antamina are separately included beginning July 1, 2003 in the related adjustments.

     (e)  Deferred start-up costs

          Under Canadian GAAP, certain mine start-up costs are deferred until the mine reaches commercial levels of production and are amortized over the life of the project. Under US GAAP, these costs are expensed as incurred.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

24. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

     (f)  Comprehensive income

          Under US GAAP, comprehensive income is recognized and measured in accordance with FASB Statement No. 130 "Reporting Comprehensive Income". Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income. Other comprehensive income includes amounts that are recorded as an element of shareholders' equity but are excluded from net income as these transactions or events were attributable to changes from non-owner sources. These items include minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment). A standard for comprehensive income and other comprehensive income is not yet effective under Canadian GAAP.

     (g)  Derivative instruments

          Under Canadian GAAP, derivative instruments to which hedge accounting is applied are held off-balance sheet with realized gains and losses recorded in net earnings. Non-hedge derivative instruments must be recorded on the balance sheet at fair value with changes in fair value recorded in other income (Note 22(a)).

          For US GAAP purposes, all derivatives are recorded on the balance sheet as either assets or liabilities at fair value. The accounting for changes in the fair value of derivatives depends on whether the derivative has been designated as a fair value or cash flow hedge and whether it qualifies as part of a hedging relationship.

          (i) For fair value hedges, the effective portion of the changes in fair value of the derivatives is offset by changes in the fair value of the hedged item in net earnings. For cash flow hedges the effective portion of the changes in fair value are accumulated in other comprehensive income and released into net earnings when the hedged item affects net earnings. For derivatives not accounted for as part of a hedging relationship, changes in fair value are included in net earnings.

          (ii) The company's exchangeable debentures due 2021 include an option to settle the debt with Inco shares. Under US GAAP, this option constitutes an embedded derivative which must be accounted for as a separate derivative instrument and recorded on the balance sheet at fair value with changes in fair value included in net earnings. A standard for embedded derivatives does not yet exist under Canadian GAAP.

          In 2005 and 2004, certain instruments entered into by Elk Valley Coal were designated as cash flow hedges. For US GAAP purposes, the company did not designate any other derivatives as hedges under SFAS 133 in the periods presented.

     (h)  Asset retirement obligations

          For US GAAP purposes the company adopted FASB Statement No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003. The company adopted the provisions of CICA 3110, "Asset Retirement Obligations", for Canadian GAAP purposes effective January 1, 2004, and retroactively restated the Canadian GAAP results to account for this policy change.

          The Canadian and US standards for Asset Retirement Obligations are substantially the same; however due to the difference in adoption dates, different assumptions were used. This resulted in differences in the asset and liability balances on adoption and will result in different amortization and accretion charges over time.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

24. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

     (i)  Additional minimum pension liability

          For US GAAP purposes, the company is required to recognize an additional minimum pension liability in the amount of the excess of the company's unfunded accrued benefit obligation over the fair value of the plan assets. An intangible asset is recorded equal to any unrecognized past service costs. Changes in the additional minimum pension liability and intangible asset are recorded in other comprehensive income.

     (j)  Underground development amortization

          Under Canadian GAAP, the company retroactively adopted the block method of underground amortization, effective January 1, 2004, which resulted in a $4 million charge to opening retained earnings. US GAAP requires that such a change be accounted for as a cumulative adjustment through the current period income statement. Net earnings under US GAAP were reduced by $4 million after-tax during 2004.

     (k)  Capitalized interest

          For US GAAP purposes, interest costs must be capitalized for all assets that are under development. For Canadian GAAP, interest may be capitalized only on project specific debt.

     (l)  Cash flow from operating activities

          Under US GAAP, cash flow from operating activities must be presented as the amount calculated after taking into effect the changes in non-cash working capital items. The disclosure of a subtotal referring to the amount of cash flow from operating activities before changes to working capital items is not permitted.

     (m)  Recent US accounting pronouncements

          During June 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation and amortization for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the company's 2006 financial statements.

          In June 2005, the Emerging Issues Task Force issued EITF 04-06 - "Accounting for Post-Production Stripping Costs in the Mining
          Industry". The EITF requires that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-06 is effective for the company's 2006 financial statements. In Canada, the ASFB issued EIC D56 "Accounting for Deferred Stripping Costs in the Mining Industry". If adopted, this EIC would require stripping costs to be accounted for as variable production costs to be included in inventory unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized.

          As at December 31, 2005 the company has $52 million in deferred stripping costs. Should EIC D56 be adopted, the company will continue to defer stripping costs of major mine expansions which allow the company to mine reserves not previously included in the reserve base. In 2006, the company would expect to defer approximately $23 million of costs in respect of the mine expansion at Highland Valley Copper. These costs would be included in variable production costs for US GAAP purposes.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

25.  SEGMENTED INFORMATION

     The company has six reportable segments: zinc smelters, zinc mines, copper, gold, coal, and corporate and other. Revenue from refined lead, electrical power, fertilizers and specialty metals earned at smelting operations are included in zinc smelter revenue for segmented purposes. All revenue from a mine is included in one segment based upon the principal product of the mine. The corporate segment includes the company's administrative, investment, exploration and business development activities.

     =================================================================================================================
                                                                              2005
     -----------------------------------------------------------------------------------------------------------------
                                                Zinc      Zinc                                  Corporate
     ($ IN MILLIONS)                        smelters     mines     Copper     Gold       Coal   and other       Total
     -----------------------------------------------------------------------------------------------------------------
     Segment revenues                      $   937    $   731   $ 1,566     $ 127    $ 1,173        $ 194     $ 4,728
     Less inter-segment revenues                 -       (159)     (11)         -        (2)        (141)        (313)
     -----------------------------------------------------------------------------------------------------------------
     Revenues                                  937        572     1,555       127      1,171           53       4,415

     Operating profit                          149        327     1,009         9        512            -       2,006
     Interest expense                            -          -      (14)         -          -         (55)         (69)
     Other corporate expenses                    -          -         -         -          -         (17)         (17)
     -----------------------------------------------------------------------------------------------------------------
     Earnings before taxes and                 149        327       995         9        512         (72)       1,920
        discontinued operation

     Capital expenditures                       34         45        32       100        101           14         326

     Total assets                            1,370      1,664     1,217       358        656        3,544       8,809

     =================================================================================================================
                                                                              2004
     -----------------------------------------------------------------------------------------------------------------
                                                Zinc      Zinc                                  Corporate
     ($ IN MILLIONS)                        smelters     mines     Copper     Gold       Coal   and other       Total
     -----------------------------------------------------------------------------------------------------------------
     Segment revenues                      $ 1,006      $ 643   $ 1,100     $ 142      $ 645         $ 17     $ 3,553
     Less inter-segment revenues                 -       (123)        -         -          -           (2)       (125)
     -----------------------------------------------------------------------------------------------------------------
     Revenues                                1,006        520     1,100       142        645           15       3,428

     Operating profit                          135        203       628        32        125            1       1,124
     Interest expense                            -          -      (15)         -          -          (46)        (61)
     Other corporate expenses                    -          -         -         -          -         (164)       (164)
     -----------------------------------------------------------------------------------------------------------------
     Earnings before taxes                     135        203       613        32        125         (209)         899

     Capital expenditures                       24         37        17        82         53            3         216

     Total assets                            1,297      1,456     1,197       263        513        1,333       6,059

     =================================================================================================================
                                                                              2003
     -----------------------------------------------------------------------------------------------------------------
                                                Zinc      Zinc                                  Corporate
     ($ IN MILLIONS)                        smelters     mines     Copper     Gold       Coal   and other       Total
     -----------------------------------------------------------------------------------------------------------------
     Segment revenues                        $ 800      $ 430     $ 394     $ 143      $ 547         $ 13     $ 2,327
     Less inter-segment revenues                 -        (95)        -         -          -           (4)        (99)
     -----------------------------------------------------------------------------------------------------------------
     Revenues                                  800        335       394       143        547            9       2,228

     Operating profit                           24         42        83        30         91            -         270
     Interest expense                            -          -       (9)         -          -          (56)        (65)
     Other corporate expenses                    -          -         -         -          -          (40)        (40)
     -----------------------------------------------------------------------------------------------------------------
     Earnings before taxes and                  24         42        74        30         91          (96)        165
        discontinued operation

     Capital expenditures                       39         52        22        23         19            3         158

     Total assets                            1,561      1,496       944       212        476          686       5,375

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
==============================================================================

25.  SEGMENTED INFORMATION, CONTINUED

     The geographic distribution of the company's property, plant and equipment and external sales revenue is as follows, with revenue attributed to regions based on the location of the customer:

        =================================================================================================================
        ($ IN MILLIONS)                       Property, Plant & Equipment                          Revenues
        -----------------------------------------------------------------------------------------------------------------
                                                     2005            2004                    2005        2004       2003
        -----------------------------------------------------------------------------------------------------------------
        Canada                                    $ 1,755         $ 1,732                $    578    $    583   $    408
        United States                               1,260           1,213                     842         680        591
        Latin America                                 509             532                     252         156         66
        Asia                                            -              11                   1,894       1,321        795
        Europe                                          -               -                     809         688        368
        Other                                           8               -                      40           -          -
        -----------------------------------------------------------------------------------------------------------------
                                                  $ 3,532         $ 3,488                 $ 4,415     $ 3,428    $ 2,228
        =================================================================================================================